Exhibit 1

FOR IMMEDIATE RELEASE	7 JANUARY 2014

WPP PLC (“WPP”)

GroupM acquires digital media specialist, plista, in Germany

WPP announces that its wholly owned operating company, GroupM, WPP’s global media investment management arm, has acquired plista, a digital media specialist in Germany.

Founded in 2008 and employing approximately 100 people, plista is an online advertising specialist bringing advertisers and publishers together via its data-driven proprietary content and advertising platform. By optimally connecting advertising with content (native advertising), advertisers maximise the efficiency and effectiveness of their campaigns whilst publishers benefit from prolonged user visits and additional monetization of their digital services. GroupM sees great potential in developing plista on a global level as part of its digital specialist portfolio, parallel with Xaxis and Quisma.

plista currently operates in Germany, Austria and Switzerland. Clients include Volkswagen, Sony, Coca-Cola and RWE among others. plista’s revenues for the year ended 31 December 2012 were EUR 3.9 million with gross assets as at the same date of EUR 2.9 million.

This acquisition marks a further step towards WPP’s declared goal of developing its networks in fast-growth markets and sectors and continues WPP’s strategy of strengthening the Group’s capabilities in digital media. WPP digital revenues were well over US$5 billion in 2012 and represented 33% of total Group revenues of US$16.5 billion.

Germany is WPP’s fourth largest market, after the US, UK and Greater China. Collectively, WPP companies (including associates) in Germany generate revenues of over US$1.2bn and employ about 7000 people.

WPP is targeting at least 40-45% of revenues to come from each of fast-growth markets and new media over the next five years.

Contact:

Feona McEwan, WPP London

+ 44(0) 207 408 2204